UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENVERRA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 L ST NW, STE 800
(No. and Street)

WASHINGTON (City) DC (State) 20037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROSS HODER (202) 429-1844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEITER
(Name – *if individual, state last, first, middle name*)

4401 DOMINION BLVD (Address) GLEN ALLEN (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WESLEY CLARK _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENVERRA CAPITAL LLC _____ , as

of DECEMBER 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



| ELISABETH HALLMARK |
| MY COMMISSION # 12710727 |
| EXPIRES: May 9, 2030 |
| Pulaski County |

2/26/21

_____
Signature

CHIEF EXECUTIVE OFFICER
_____
Title

Elisabeth Hallmark
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

SEC ID 8 - 66198

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

ENVERRA CAPITAL LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Enverra Capital, LLC
Washington, D.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Enverra Capital, LLC. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2010.

February 23, 2021
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632
>
> www.keitercpa.com

ENVERRA CAPITAL LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$126,266
Accounts Receivable	55,800
Prepaid Expenses & Other Assets	1,860
Income Taxes Receivable from Enverra Partners	38,346
Goodwill	56,745
Total Assets	**$279,017**

LIABILITIES & MEMBER'S EQUITY

Liabilities	
Accounts Payable	$40,834
Total Liabilities	40,834
Member's Equity	238,183
Total Liabilities & Member's Equity	**$279,017**

See accompanying notes to financial statements.

ENVERRA CAPITAL LLC

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Enverra Capital LLC (the "Company"), is a limited liability company organized in the District of Columbia and is a wholly owned subsidiary of Enverra Partners LLC ("Enverra Partners" or the "Parent"), a Delaware company. The Company operates as a broker-dealer in the United States and provides financial advisory services in connection with mergers and acquisitions and the private placement of investment funding.

As a broker-dealer, the Company is subject to regulations of the U.S. Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been prepared on a consistent basis with that of the preceding period.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

Cash: The Company considers cash to include cash on deposit with financial institutions and money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable: Accounts receivable represent amounts due from client transactions.

In June, 2016 the Financial Accounting Standards Board ("FASB" issued Accounting Standards Update ("ASU") 2016-13–Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The Company adopted the standard effective January 1, 2020, under the modified respective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

The Company considers a receivable past due after the noted due date on the invoice. The Company considers an allowance for credit losses based on factors surrounding the credit risk of clients, past events, current conditions, and reasonable and supportable forecasts concerning the future. Management has determined that no allowance is necessary as of January 1, 2020 or December 31, 2020.

1.   **Summary of Significant Accounting Policies, Continued:**

Goodwill: The Company evaluates the potential impairment of goodwill annually as required by FASB guidance.

In determining whether or not impairment may exist, the Company considers certain qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such circumstances could include, but are not limited to: (1) deterioration in general economic or industry and market conditions, (2) increasing cost factors, (3) declining financial performance or negative cash flows, or (4) other relevant entity-specific events. If the Company was unable to determine that it is more likely than not that the fair value of a reporting unit is more than the carrying amount, then the Company would perform the second step of the quantitative goodwill impairment test required by generally accepted accounting principles. After consideration of all qualitative factors, the Company determined that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount at December 31, 2020 and thus, the quantitative test was not necessary and no impairment charge was recorded at December 31, 2020.

Income Taxes: The Internal Revenue Service approved the Company's election filed on Form 8832, *Entity Classification Election*, to be taxed as a C corporation effective January 1, 2010.

The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes, Continued: Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2020. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 23, 2021 the date the financial statements were issued and has determined that no additional disclosures are necessary.

2   Income Taxes:

The Company's effective tax rate differs from the federal statutory tax rate due primarily to local income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes:

In 2017, the Company elected to change from a cash basis taxpayer to an accrual basis taxpayer. As a result, the Company recognized an increase to its taxable income that year. In accordance with IRS code section 481(a), the Company elected to recognize this increase ratably over a four-year period. At December 31, 2019, the deferred tax liability related to the 2017 change in status was $3,403 and was amortized to income in 2020. The Company had no deferred tax assets or liabilities as of December 31, 2020.

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company is a participant in a master tax sharing agreement policy with the Parent. Federal income taxes represent an agreed-upon allocation from the Parent. Under this methodology, in years when the Company has taxable income, the Company records taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group tax return. In years when the Company has a tax loss, the Company records an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company makes payments to the Parent to settle its allocation of tax liability and receives payments from the Parent to settle its allocation of tax benefit. At December 31, 2020, the Company had a receivable from the Parent for income tax expense allocation of $38,346.

3.   Warrant Award:

As of December 31, 2020, the Company owned warrants in a privately held company. The warrants were received as part of a private placement transaction concluded in 2015. The Company utilizes the market approach to value the investment and considers such factors as liquidity and marketability in determining fair value. The Company determined these warrants to have no value at the date of the award or at December 31, 2020.

4.   Related Party Transactions:

The Company has entered into an Expense Sharing Agreement (the "Agreement") with Enverra Partners. This Agreement covers employee expenses, accounting and tax preparation, the use of office space, database subscriptions, telephone service, internet and software expenses and office supplies. The Company had an income tax receivable from Enverra Partners of $38,346 at December 31, 2020. The Company had $40,834 payable to employees at December 31, 2020, which is included in accounts payable on the accompanying statement of financial condition.

The company currently occupies office space leased by the Parent, the expense for which is allocated as part of the agreement. Management has reviewed the Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 - Leases (Topic 842).

5.   **Guarantees:**

As permitted or required under District of Columbia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities.   The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

6.   **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2020, the Company had net capital of $126,265, which was $121,265 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.32 to 1.   The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirement's Pursuant to Rule 15c3-